UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

Adstar, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
00737P104 (CUSIP Number)
Isaac W. Jameson
Paulson Investment Company, Inc.
811 SW Naito Parkway, Suite 200
Portland, OR 97204
(503) 243-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 03, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00737P104

1.	Names of Reporting Persons. Chester L.F. and Jacqueline M. Paulson, as Joint Tenants I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 266,179

	8.	Shared Voting Power 1,508,070

	9.	Sole Dispositive Power 266,179

	10.	Shared Dispositive Power 1,508,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,249

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 14.1292

14.	Type of Reporting Person IN

Chester L.F. & Jacqueline M. Paulson (together the "Paulsons") may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the sole and equal members of the Paulson Family, LLC. ("LLC").
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SCHEDULE 13D
CUSIP No. 00737P104

1.	Names of Reporting Persons. Paulson Capital Corp. I.R.S. Identification No. 93-0589534

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* WC OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,933

	8.	Shared Voting Power 1,452,137

	9.	Sole Dispositive Power 55,933

	10.	Shared Dispositive Power 1,452,137

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,070

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 12.0925

14.	Type of Reporting Person CO BD
Paulson Capital Corp. ("PLCC") wholly owns Paulson Investment Company, Inc. ("PICI"). PLCC is a corporation and PICI is a broker-dealer.
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Item 1. Security and Issuer

         This Schedule 13D Amendment (this "Schedule") relates to shares of common stock (the "Issuer Common Stock"), of Adstar, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4553 Glencoe Avenue, Suite 325, Marina del Rey, California 90292.

Item 2. Identity and Background.

(a)

Name:  This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Chester L.F. and Jacqueline M. Paulson, as joint tenants and each individually (together, the "Paulsons"); and (ii) Paulson Capital Corporation, an Oregon corporation ("PLCC"), which directly wholly owns Paulson Investment Company, Inc., an Oregon corporation and a registered broker-dealer ("PICI"). The Paulsons and PLCC are collectively referred to as the "Reporting Persons".

         Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k) of the Act. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

(b)	Residence or business address: The Paulsons, PLCC's, and PICI's principal business address is: 811 S.W. Naito Parkway, Suite 200 Portland, Oregon 97204

(c)	Present Principal Occupation or Employment: Chester L.F. Paulson is Chairman of the Board of PLCC and PICI. Jacqueline M. Paulson is Corporate Secretary/Treasurer of PLCC and PICI.

(d)

Criminal Conviction:  To the best of their knowledge, during the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Court or Administrative Proceedings:  To the best of their knowledge, during the last five years none of the Reporting Persons has been a party to a civil proceeding of a jurisdiction or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Paulsons are citizens of the United States of America, and PLCC and PICI are organized under the laws of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         Between December 1999 and July 2002 and in exchange for approximately $591,800, Chester L.F. Paulson through the Paulson Family, LLC. acquired 180,000 shares of Issuer Common Stock and warrants to purchase 50,000 shares of Issuer Common Stock, in each case through open market purchases. On December 16, 1999 and in exchange for services related to the Issuer's initial public offering, Chester L.F. Paulson received underwriter units consisting of rights to purchase 9,000 shares of Issuer Common Stock and warrants to purchase 9,000 shares of Issuer Common Stock. On September 25, 2001 and January 17, 2002, and in exchange for services related to a public offering by the Issuer, Chester L.F. Paulson received underwriter units consisting of warrants to purchase 16,200 and 1,979 shares, respetively, of Issuer Common Stock.

         Between December 1999 and December 2001, PICI acquired 255,000 shares of Issuer Common Stock and warrants to purchase 80,000 shares of Issuer Common Stock, in each case through open market purchases. On December 16, 1999 and in exchange for services related to the Issuer's initial public offering, PICI received underwriter units consisting of warrants to purchase 60,500 shares of Issuer Common Stock and warrants to purchase 60,500 shares of Issuer Common Stock. On September 25, 2001 and January 17, 2003 and in exchange for services related to a public offering by the Issuer, PICI received underwriter units consisting of warrants to purchase 149,000 and 22,137 shares, respectively, of Issuer Common Stock. On February 16, 2001, PLCC converted the entire amount ($1,186,965.33) of a promisory note payable to PLCC by the Issuer into 593,483 shares of Issuer Common Stock at a conversion rate of $2.00 per share. On April 4, 2001 and in exchange for $100,000, PICI purchased units consisting of 200,000 shares of Issuer Common Stock and warrants to purchase 100,000 shares of Issuer Common Stock in a private transaction directly from the Issuer. On June 5, 2001 and in exchange for $267,500, PICI purchased warrants to purchase 250,000 shares of Issuer Common Stock in a private transaction. On December 28, 2001 and in exchange for $123,750, PICI purchased 275,000 shares of Issuer Common Stock in a private transaction directly from the Issuer. On July 10, 2002, PLCC sold 25,000 shares of Issuer Common Stock for $0.87 per share on the open market. On July 19, 2002, PLCC sold 70,025 shares iof Issuer Common Stock for $0.78 per share on the open market. On April 23, 2003, PLCC sold 6,400 shares of Issuer Common Stock for $0.80 per share on the open market. On April 24, 203, PLCC sold 2,000 shares of Issuer Common Stock for $0.80 per share on the open market. On April 25, 2003, PLCC sold 3,000 shares of Issuer Common Stock for $0.80 per share on the open market. On April 30, 2003, PLCC sold 12,000 shares of Issuer Common Stock for $0.80 per share on the open market. On May 14, 2003, PLCC sold 18,600 shares of Issuer Common Stock for $0.80 per share on the open market. On May 15, 2003, PLCC sold 5,000 shares of Issuer Common Stock for $0.80 per share on the open market. On May 22, 2003, PLCC sold 17,500 shares of Issuer Common Stock for $0.80 per share on the open market. On April 27, 2003, PLCC sold 8,000 shares of Issuer Common Stock for $0.80 per share on the open market. On June 2, 2003, PLCC sold 9,500 shares of Issuer Common Stock for $0.80 per share in the open market. On June 25, 2003, PLCC sold 5,000 shares of Issuer Common Stock for $1.12 per share, and 10,000 shares of Issuer Common Stock for $1.10 per share on the open market. On June 26, 2003, PLCC sold 20,000 shares of Issuer Common Stock for $1.13 per share on the open market. On July 10, 2003, PLCC sold 10,000 shares of Issuer Common Stock for $1.50 per share on the open market. On July 14, 2003, PLCC sold 5,000 shares of Issuer Common Stock for $1.70 per share on the open market. On July 17, 2003, PLCC sold 900 shares of Issuer Common Stock for $1.52 per share, and 6,900 shares of Issuer Common Stock for $1.50 per share on the open market. On July 18, 2003, PLCC sold 2,200 shares of of Issuer Common Stock for $1.50 per share on the open market. On July 30, 2003, PLCC sold 4,100 shares of Issuer Common Stock for $1.91 per share, and 5,000 shares of Issuer Common Stock for $1.95 per share on the open market. On July 31, 2003, PLCC sold 10,000 shares of Issuer Common Stock for $2.20 per share, and 10,900 shares of Issuer Common Stock for $2.00 per share on the open market. On August 25, 2003, PLCC sold 5,000 shares of Issuer Common Stock for $2.15 per share on the open market. On September 3, 2003, PLCC sold 1,500 shares of Issuer Common Stock for $2.04 per share, 3,000 shares of Issuer Common Stock for $2.05 per share, 17,500 shares of Issuer Common Stock for $2.08 per share, and 18,000 shares of Issuer Common Stock for $2.07 per share on the open market. On September 8, 2003, PLCC sold 4,800 shares of Issuer Common Stock for $2.09 per share, and 26,000 shares of Issuer Common Stock for $2.10 per share on the open market. On September 15, 2003, PLCC sold 17,300 shares of Issuer Common Stock for $2.0985 per share on the open market. On September 29, 2003, PLCC sold 28,400 shares of Issuer Common Stock for $1.60 per share on the open market. On October 3, 2003, PLCC sold 8,200 shares of Issuer Common Stock for $1.62 per share, 10,000 shares of Issuer Common Stock for $1.60, and 17,200 shares of Issuer Common Stock for $1.63 per share on the open market. See Item 5(c) regarding sales within the past 60 days.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Reporting Persons acquired shares of Common Stock for investment purposes. The Reporting Persons have no existing plans or proposals that include or may result in:
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Through the Paulson Family, LLC., the Paulsons directly beneficially own (i) 180,000 shares of Issuer Common Stock; and (ii) warrants to purchase 50,000 shares of Issuer Common Stock. Through their relationship with PLCC and PICI, the Paulsons may be deemed to beneficially own the Common Stock, underwriter warrants and warrants to purchase Issuer Common Stock that are directly beneficially owned by each of PLCC and PICI. The Paulsons direct beneficial ownership, together with the shares that the Paulsons may be deemed to beneficially own through their relationship with PLCC and PICI, constitutes 14.1292% of the 11,749,000 shares of Common Stock outstanding as of October 28, 2003, as reported in the Issuer's Form 10-QSB filed with the SEC on November 3, 2003.

         PLCC directly beneficially owns 55,933 shares of Issuer Common Stock. PICI directly benficially owns (i) 730,000 shares of Issuer Common Stock; and (ii) warrants to purchase 722,137 shares of Issuer Common Stock. Becasue PLCC directly wholly owns PICI, it may be deemed to beneficially own the Common Stock and warrants to purchase Common Stock that are directly beneficially owned by PICI. PLCC's direct and indirect beneficial ownership constitutes 12.0925% of the 11,749,000 shares of Common Stock outstanding as of October 28, 2003, as reported in the Issuers's Form 10-QSB filed with the SEC on November 3, 2003.

(b)

(i) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to vote or direct the vote of 266,179 shares. Of the total amount of shares directly or indirectly beneficially owned by PLCC, PLCC has sole power to vote or direct the vote of 55,933 shares.

         (ii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to vote or direct the vote of 1,508,070 shares of Issuer Common Stock. Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by PLCC, PLCC has shared power to vote or direct the vote of 1,452,137 shares of Issuer Common Stock.

         (iii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to dispose or direct the disposition of 266,179 shares. Of the total amount of shares directly or indirectly beneficially owned by PLCC, PLCC has sole power to dispose or direct the disposition of 55,933 shares.

         (iv) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to dispose or direct the disposition of 1,508,070 shares of Issuer Common Stock. Of the total amount of shares directly or indirectly beneficially owned by PLCC, PLCC has shared power to dispose or direct the disposition of 1,452,137 shares.

(c)	The following sales in the shares of Common Stock were effected by the Reporting Persons during the last sixty days:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
October 6, 2003 October 7, 2003 November 14, 2003 December 3, 2003	7,400 12,200 17,675 26,350	$1.63 $1.61 $1.95 $2.10

These transactions were done through the open market.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons have entered into a Joint Filing and Consent Agreement dated as of December 11, 2003. Pursuant to such agreement, each member of the Reporting Persons has agreed to file jointly, and update reports pursuant to Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended ("Section 13 Reports") with respect to the Common Stock.

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Item 7. Material to be Filed as Exhibits.

         Joint Filing Agreement dated as of December 11, 2003, by and among Paulson Capital Corp., Paulson Investment Company, Inc., Chester L.F. Paulson and Jacqueline M. Paulson.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2003
Chester L.F. Paulson
By:	/s/ Chester L.F. Paulson Chester L.F. Paulson
Title:	Chairman of the Board
Chester L.F. Paulson
By:	/s/ Chester L.F. Paulson, individually Chester L.F. Paulson, individually
Jacqueline M. Paulson
By:	/s/ Jacqueline M. Paulson, individually Jacqueline M. Paulson, individually

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